UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-38146

ZK INTERNATIONAL GROUP CO., LTD.

(Translation of registrant’s name into English)

c/o Zhejiang Zhengkang Industrial Co., Ltd.

No. 678 Dingxiang Road, Binhai Industrial Park

Economic & Technology Development Zone

Wenzhou, Zhejiang Province

People’s Republic of China 325025

Tel: +86-577-86852999

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Notice of Regained Compliance with Nasdaq Listing Rules

As previously disclosed in the Current Report on Form 6-K of ZK International Group Co., Ltd. (the “Company”) filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 16, 2024, the Company received a written notice on February 15, 2024, from the Listing Qualifications Staff of The Nasdaq Stock Market LLC (“Nasdaq”)regarding the Company’s failure to comply with Nasdaq Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of $1.00 per share for a minimum of 10 consecutive business days (the “Nasdaq Minimum Bid Price Requirement”). The Company had been granted a 180-day extension until August 13, 2024 to regain compliance with the Nasdaq Minimum Bid Price Requirement, which period was extended by a second notification received from Nasdaq on August 14, 2024 for an additional 180 calendar days, or until February 10, 2025 to regain compliance.

On February 14, 2025, the Company received formal notification from Nasdaq, that the Company has regained compliance with the Nasdaq Minimum Bid Price Requirement. Nasdaq made this determination of compliance after the closing bid price of the Company’s ordinary shares was at $1.00 per share or greater for the last 10 consecutive business days from January 31, 2025 to February 13, 2025. Accordingly, the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2) and Nasdaq considers the prior bid price deficiency matter now closed.

On February 24, 2025, the Company issued a press release entitled “ZK International Group Co., Ltd. Resolves Nasdaq Bid Price Deficiency and Remains in Compliance with Nasdaq Listing Standards.” A copy of the press release is furnished herewith as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K and is incorporated herein by reference.

Exhibit Index

Exhibit No.	Description
99.1	Press Release - ZK International Group Co., Ltd. Resolves Nasdaq Bid Price Deficiency and Remains in Compliance with Nasdaq Listing Standards

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 24, 2025	ZK INTERNATIONAL GROUP CO., LTD.

	By:	/s/ Jiancong Huang
	Name:	Jiancong Huang
	Title:	Chief Executive Officer and Chairman of the Board